UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Steven B. Stokdyk

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

(213) 891 7421

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Adcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,159,347(1)
	8	SHARED VOTING POWER 7,358,932(1)
	9	SOLE DISPOSITIVE POWER 4,159,347(1)
	10	SHARED DISPOSITIVE POWER 7,358,932(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,518,279(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of: (i) 4,159,347 shares of Class A Common Stock (the “Class A Common Stock”) of Archer Aviation Inc. (the “Issuer”) held directly by Brett Adcock (“Mr. Adcock”); and (ii) 7,358,932 shares of Class B Common Stock (the “Class B Common Stock”) held directly by Hight Drive Growth LLC (“Hight Drive”), a Delaware limited liability company. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers.

(2)	Aggregate amount beneficially owned by the reporting person as of August 27, 2023. The amount beneficially owned by the reporting person as of August 23, 2023, 2023, was 4,159,347 shares of Class A Common Stock and 7,358,932 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 208,578,693 shares of Class A Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2023, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 14, 2023.

CUSIP No. 03945R102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hight Drive Growth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,358,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,358,932(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,358,932(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 7,358,932 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	Aggregate amount beneficially owned by the reporting person as of August 27, 2023. The amount beneficially owned by the reporting person as of August 23, 2023, was 7,358,932 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 208,578,693 shares of Class A Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2023, filed on Form 10-Q with the SEC on August 14, 2023.

CUSIP No. 03945R102	13D	Page 3 of 5 Pages

Amendment No. 10 to Schedule 13D

This Amendment Number 10 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Brett Adcock on September 16, 2021 with respect to the Class A Common Stock, par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation, as subsequently amended by Amendment Number 1 filed with the SEC on May 20, 2022, Amendment Number 2 filed with the SEC on October 27, 2022, Amendment Number 3 filed with the SEC on January 12, 2023, Amendment Number 4 filed with the SEC on May 17, 2023, Amendment Number 5 filed with the SEC on May 24, 2023, Amendment Number 6 filed with the SEC on June 7, 2023, Amendment Number 7 filed with the SEC on June 13, 2023, Amendment Number 8 filed with the SEC on June 20, 2023 and Amendment Number 9 filed with the SEC on July 3, 2023. The principal executive office of the Issuer is located at 1880 Embarcadero Road, Palo Alto, CA 94303.

This Amendment is being filed to report and reflect a reduction in the beneficial ownership of the Issuer’s capital stock in connection with sales.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)          All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, and based on an aggregate total of 208,578,693 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2023 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2023, filed on Form 10-Q with the SEC on August 14, 2023.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 11,518,279 shares of the Class A Common Stock of the Issuer, which represents 5.5% of the Issuer’s outstanding Class A Common Stock, and which includes (i) an aggregate 4,159,347 shares of Class A Common Stock and (ii) an aggregate 7,358,932 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of April 14, 2022 (the “Forfeiture Date”) or the date of this Amendment.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Hight Drive may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 7,358,932 shares, or 3.5%, of the Issuer’s Class A Common Stock.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Adcock may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 4,159,347 shares, or 2.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 11,518,279 shares, or 5.5%, of the Issuer’s Class A Common Stock.

CUSIP No. 03945R102	13D	Page 4 of 5 Pages

(c)            On the Forfeiture Date, and as of the date of this Amendment, Mr. Adcock forfeited the settlement of 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs. On April 28, 2022 (the “Separation Agreement Date”), as more specifically described in Item 6, hereinbelow, by virtue of the mutual execution of the Separation Agreement (defined in Item 6, hereinbelow) by Mr. Adcock and the Issuer, the Issuer’s repurchase right was terminated, effective immediately, with respect to the: (i) Unvested Option Shares (defined in Item 6, hereinbelow) directly held by Mr. Adcock and (ii) Unvested Restricted Shares (defined in Item 6, hereinbelow) directly held by Hight Drive. On the Separation Agreement Date, by virtue of the mutual execution of the Separation Agreement by Mr. Adcock and the Issuer, the Founder Grant was caused to be modified so that its vesting period did not terminate and was instead extended by 15 months from the Separation Agreement Date, as more specifically described in Item 6, hereinbelow.

During the last 60 days, the Reporting Persons effected the following transactions in the Issuer’s capital stock:

Date	Amount	Price Per Share	Type of Transaction
June 29, 2023	1,000,000	$0.0000	(6)
June 29, 2023	1,000,000	$4.3938(1)	Open market sale
June 30, 2023	500,000	$0.0000	(7)
June 30, 2023	500,000	$4.3506(2)	Open market sale
July 3, 2023	288,036	$0.0000	(8)
July 3, 2023	288,036	$4.3870(3)	Open market sale
July 5, 2023	300,000	$0.0000	(9)
July 5, 2023	300,000	$4.4602(4)	Open market sale
August 23, 2023	500,000	$0.0000	(10)
August 23, 2023	500,000	$7.2961(5)	Open market sale

(1)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $4.0000 to $4.7305 inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the shares of Class A Common Stock sold at each separate price within the range set forth in this footnote (1) and footnotes (2),(3), (4) and (5).
(2)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $4.1000 to $4.4800 inclusive.
(3)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $4.2000 to $4.5250 inclusive.
(4)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $4.4000 to $4.5350 inclusive.
(5)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $7.2000 to $7.4750 inclusive.
(6)	On June 29, 2023, the reporting persons directed the sale of 1,000,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 1,000,000 shares of the Issuer’s Class A Common Stock.
(7)	On June 30, 2023, the reporting persons directed the sale of 500,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 500,000 shares of the Issuer’s Class A Common Stock.
(8)	On July 3, 2023, the reporting persons directed the sale of 288,036 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 288,036 shares of the Issuer’s Class A Common Stock.
(9)	On July 5, 2023, the reporting persons directed the sale of 300,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 300,000 shares of the Issuer’s Class A Common Stock.
(10)	On August 23, 2023, the reporting persons directed the sale of 500,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 500,000 shares of the Issuer’s Class A Common Stock.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock which are directly or indirectly beneficially owned by the Reporting Persons.

(e)            Not applicable.

CUSIP No. 03945R102	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 28, 2023

		By:	/s/ Brett Adcock
		Name:	Brett Adcock

Date:	August 28, 2023

HIGHT DRIVE GROWTH LLC

		By:	/s/ Brett Adcock
		Name:	Brett Adcock
		Title:	Managing Member